UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40405

JIUZI HOLDINGS, INC.

(Registrant’s Name)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Material Agreements

On December 12, 2025 (the “Signing Date”), Jiuzi Holdings Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institutional accredited investor named therein (the “Investor”), pursuant to which the Company agreed to sell and issue, in a registered direct offering (the “Offering”), an aggregate of (i) 137,000 of the Company’s Class A ordinary shares, par value $0.078 per share (the “Ordinary Shares”) and (ii) pre-funded warrants to purchase up to 1,463,000 Ordinary Shares (the “Pre-Funded Warrants”).The Ordinary Shares were sold at a purchase price of $2.50 per share. The purchase price for each Pre-Funded Warrant was equal to the per share purchase price of the Ordinary Shares less an exercise price of $0.078 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until exercised in full, subject to customary beneficial ownership limitations. The Ordinary Shares issuable upon exercise of the Pre-Funded Warrants are referred to herein as the “Pre-Funded Warrant Shares”. The aggregate gross proceeds to the Company from the Offering were approximately $4 million, before deducting placement agent fees and other offering expenses. The Offering closed on December 15, 2025.

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-267617) (the “Registration Statement”), which was declared effective on December 14, 2022 by the U.S. Securities and Exchange Commission (the “Commission”), the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated December 15, 2025. The Registration Statement, the base prospectus and the prospectus supplement relating are available on the SEC’s website at www.sec.gov.

Univest Securities, LLC is acting as the sole placement agent in connection with the Offering pursuant to a placement agency agreement dated December 12, 2025, by and between the Company and Univest Securities, LLC (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Company agreed to pay the placement agent a cash fee equal to 7.0% of the aggregate gross proceeds of the Offering, a non-accountable expense allowance equal to 1.0% of the gross proceeds of the Offering, and to reimburse certain expenses, including legal fees, subject to a cap of $150,000.

The foregoing summaries of the Purchase Agreement, Pre-Funded Warrant and Placement Agency Agreement do not purport to be complete and are subject to and are qualified in their entirety by copies of such documents filed as Exhibits 10.1, 4.1 and 10.3, respectively to this Report on Form 6-K (“Form 6-K”) and are incorporated herein by reference.

In connection with the Offering, the Company has filed an opinion of Maples and Calder (Hong Kong) LLP regarding the legality of the Ordinary Shares, the Pre-Funded Warrants and the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants, which opinion is filed as Exhibit 5.1 to this Form 6-K and the opinion of Sichenzia Ross Ference Carmel LLP regarding the enforceability of the Pre-Funded Warrants, which is filed as Exhibit 5.2 to this Form 6-K.

The Company issued a press release on December 12, 2025 announcing the pricing of the Offering, which is filed as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

This report shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The Company issued a press release regarding the pricing of the Offering, which is filed as Exhibit 99.1.

This Form 6-K and the exhibits to the Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3, as amended (File No. 333-267617), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
5.1	Opinion of Maples and Calder (Hong Kong) LLP
5.2	Opinion of Sichenzia Ross Ference Carmel LLP
10.1	Securities Purchase Agreement, dated December 12, 2025
10.2	Placement Agency Agreement dated December 12, 2025
99.1	Press release dated December 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: December 15, 2025	By:	/s/ Tao Li
	Name:	Tao Li
	Title:	Chief Executive Officer

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